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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a presentation by Duane Zitzner, HP's President, Computing Systems Organization, at a February 27, 2002 security analyst meeting. The video and the transcript of Mr. Zitzner's presentation are posted on HP's external web sites, www.VotetheHPway.com and www.hp.com. The slides used in connection with Mr. Zitzner's presentation were filed by HP with the Securities and Exchange Commission on February 27, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.


DUANE ZITZNER:

Well, good morning everybody. Hi, Carly. I'm standing up here a little bit different because of the issues the computer side has had, and I'm going to talk about that and really give you a handle on what's going on from my perspective and how this merger's going to make a huge difference for us moving forward.

But before I do that, I want to step back so that everybody understands and thinks about HP's strategy in the computer business because I think we have to put what we're trying to do inside of the computing systems organization and inside of the PC organization in that context.

Carly's talked extensively over the past couple of years, as I have and others, about this whole model of service-centric computing. We believe that's where the industry's going, and we believe that what's going to be happening is that you're going to have millions and millions of devices of all different shapes and sizes and forms and colors that are going to attach to this always-on Internet infrastructure that's going to sit in the back.

This is what we envision that the world is moving towards. We have talked extensively for a number of years back when Joel Birnbaum was in the company about utility computing, about information as commonplace as water from the tap or electricity from the wall. But that is the vision that we have been driving on inside the company as we moved over the past few years.

And so that implies a lot of things. It implies lots of different kinds of devices that'll be attached to this infrastructure. VJ [Vyomesh Joshi] will talk about the hard copy side. Certainly I'll be talking about the PC side and other kinds of appliances there. It talks about infrastructure behind that has got to be very adaptive. It's got to be able to do lots of different things. It's got to be composed of lots of different elements back there. It talks about a storage subsystem back there where everything is online, and we all know the amount of movement of data that's out on the Net now and access to things that you've got. This whole ecosystem that we envision, which is coming to fruition as we speak right now ,will have huge, huge data capability that we'll need in the back room. It's got to be very complicated. You're going to have to be able to manage it. It's going to be quite different than anything else we've [done or are about] to put in play, and it's going to have all sorts of challenges associated with it.

To play in this environment you have to have a very, very strong computer capability because of what it entails and what it means to build this up. And so I think you have to start with that premise because I've talked to you about it before in previous meetings out here and with people in the industry, and this is where we believe, as a company, where the industry is going.

So, with that as a context, I'm going to be talking about the systems side of the business, and then I'm going to be talking about the PC side of the business. Standing in front of you as the financial people and having us lose money is not something I enjoy doing. I'll tell you right now. I just whispered to [Steve] Pavlovich it's like going to the dentist without Novocain because I don't enjoy this at all. This is really tough. And we want to get this business healthy and vibrant and we need this merger to help us do that, in my opinion.

If you look at our results for Q1, I mean as Bob [Wayman] pointed out, we were down four percent sequentially and down 21 percent year-over-year. We held our expenses in great shape, and our headcount was in great shape too, but unfortunately we lost money in the computing side of the business.

On the PC side of the business we were down 22 percent, our revenues were up 22 percent sequentially, but down 13 percent year-over-year. Our operating expenses were down 16 percent sequentially and down 25 percent year-over-year, and we basically broke even in the business, very close to that.

So our performance is not what it needs to be in either of these businesses. We have to get more critical mass, we have to get more capability that I'll talk about as we move forward, so that we have the chance to really excel in the market place which I know we can do.

So we have challenges facing us, we have things that we have to do, and we have to go and fill these challenges and fill them quickly. And I believe the Compaq merger gives us a chance to -- is the single best way for us to -- address these issues very, very quickly.

The issues as I see it are in three areas. One is in what I call "product gap." There are areas within our product lines, and I will talk about that in a second, that we are weak or not as strong as we need to be. And the merger of these two companies allows us to fill that.

Case in point. Today if you look at our UNIX business, I think we have an awesome UNIX lineup. I really think it's quite outstanding, but our industry standard server platform is weaker relative to where we need to be. Our storage business, we have an outstanding storage plan, but we need to have a much stronger, broader offering in the storage play. Customers are asking us, as Carly pointed out and Ann [Livermore] mentioned, end-to-end capability. We have to have very good end-to-end capability that will fill in all the gaps, and so this is a huge need for us right now.

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And lastly is that we need to have scale, scale so that we don't have to continue to cut back in R&D and R&D and R&D. We must be able to have scale so that we can keep the pipeline coming with all the new products and all the new capabilities. So it's for these reasons that I mentioned that I think Compaq really helps fill these particular areas.

So let's take a look at what the merged business would look like from a computing side for HP. It's about a 20 billion dollar organization and should be able to generate nine percent operating margin as we move forward. I think we will have an absolutely stellar product lineup from the computing and storage side. I think it will rival everything in the marketplace. It will be the best around.

We will be number one in UNIX. As I said, I'm very proud of where we've come to in the UNIX space. I talked to you a couple of years ago about having to reengineer HP's UNIX business. We had to do that. It had been left sitting there too long without being reengineered. The operating system was old and tired; it had to be retooled. I can tell you today that we've made huge strides in that are with products like Superdome and the rp8400, our mid-range. We just launched on Monday, by the way, a new eight-way system called the 7410, which was launched on Monday. Great performance benchmarks, great feature sets, getting lots of public accolades on that.

And we have been reengineering the operating system and our quality levels are the best they've ever been. But we still have gaps [in] even that. We don't have the nonstop capability that the Himalaya line will bring to us. And that addition would be huge for us to have.

I mentioned in the industry standard server arena, if you look at that, the fastest growing markets, as Carly pointed out, is in Linux and Windows. We are not participating enough in that space, and we need that to help us fill the end-to-end capability that I talked about before. The UNIX space we expect to grow at five to seven percent this year. You look at the industry standard side you're talking 20, 30, 40 percent or more. With this merger we will be the top people in UNIX, the top people in Windows, and the top people in Linux, all of which are extremely important to build the ecosystem for this what I call always-on Internet infrastructure. It is very important for us to have that to be able to fill those gaps that we have in there.

The storage space, as I said, will be vitally important. And equally as important is a huge growth market potentially for HP and others in the marketplace who are participating in that, and I think the addition of what we will have with the two companies together gives us our nice fill-out in that area. Compaq is very strong in the storage area network (SAN) space as you all know, we're very strong in other aspects in the high-end. We're very strong in some of the tape and libraries and capabilities like that, so we'll have a much, much more cohesive plan across that space.

As I mentioned, vendors are looking for more capability working with Ann's organization and what we can do in the services arena around this capability will be awesome. Disaster recovery mission critical, if you think about an infrastructure to always have to be on, will be crucial for that, and we can continue to build on the capabilities we have today. We are the leader in mission critical capability in the marketplace today with our products, and this will give us a chance to excel that.

We double the size of the sales force to 15,000 people. More reach for us will be great. There are new solutions that'll come about because our focus in HP has been, as Ann pointed out, in extended manufacturing and telco. Compaq has been more around financial, government, scientific, along with telco. So we get into new verticals that we haven't been into before to take the kinds of products we talked about to market.

I think from the partnership perspective it's really stunning too because we have great partnerships with people like Oracle and SAP. HP is the leader in SAP on the UNIX side, Compaq is the leader on the Windows side. So that strength is truly awesome -- [what] we can do with partners like that.

With people like Microsoft, and such a force there in the marketplace, and how we can work with them. Intel, the relationship we have with the Itanium activity with Intel and how we can use that capability across this. With ISVs, I just think this is truly excellent what we'll be able to bring to market. So a lot to me in the partnership area that we can do, and lots of innovation that we can do in the data center as we move ahead.

And I think I would take this lineup versus any of my competitors in the marketplace. If you look at them, and I'll compare us to basically three, IBM, Sun or EMC which I will put together, and Dell. Versus IBM, we will be the main people focused on open systems in the marketplace. That is the strength that we bring to the market. HP and the combined company will bring it even more. IBM has done excellent work in the high-end, but not to the same degree, in my opinion, in the UNIX space, and certainly in the Window space if you look at what Compaq has done. The strengths of the partnerships that we have with Microsoft and how that can leverage into the strengths we have with people like Oracle. Regatta today, IBM's new high-end system, doesn't even support Oracle 9i yet. And so I think the relationship we have with these kinds of people, work that's going on, will allow us to utilize that across our product portfolio.

We will have strength in the partnerships. We'll have time-to-market activity. We're utilizing a capability that I'll point out later that we have in other parts of our business that Compaq can use and from the Compaq side of things that we can use across our business.

In the case of Sun or EMC, I think they have a business model problem as they move forward. The marketplace is changing underneath us and the ability to leverage and use capability that other people can bring to the market such as Intel, Microsoft, and others, will make a huge difference. Just recently Sun has announced they are going to be doing work in Linux. It wasn't that long ago that they talked about Linux as something that was more of a toy operating system. Linux will play a very, very key role in the ecosystem as we move ahead, and being strong in that is going to be really important.

So if you look at the services and support capabilities we bring, the services, the open platforms, I think if you look at Sun or EMC, we bring a very different capability to market as a merged company. A much more complete portfolio.

Dell has done a great job in the PC business. You have to give them their just due in that. However, when it comes to the data center, they aren't there compared to where we are. We really understand that. We understand what it takes to innovate in that area and what it means to build end-to-end solutions.

An example of innovation in the data center is something called the "Utility Data Center" concept that we have brought to market and are continuing to roll out as we move ahead. It's an integrated multi-operating system capability. It comes by looking at the data center totally different than what other people looked at it. What does a data center of 50,000 nodes look like where you have issues constantly and how you will deal with that? It's a total different way of planning, designing, managing, and supporting a data center, and we really are focusing a lot of energy on this. Again, if you think of the always-on Internet infrastructure, you need to have this kind of capability to allow you to deal with the complexity that's there.

So this always-on service core, as I'll call it, that composes this capability, what it is, is the ability to load things like UNIX, Linux, and Windows into the servers from some central point. There's management racks and there's integration racks, there's communication racks that fit together in an architecture that Ann's services organization is quite heavily involved with that allows us to completely redefine the way a data center works. So much so that you could bring up a hundred servers in one day, hundred servers in one day. You could ignite ten servers in a matter of minutes. So the ability to utilize the asset in very different ways and dynamically reallocate on the data center is key to the strategy.

When you think about this sort of infrastructure that has to be adaptive and move, this capability will allow you to do that because you can dynamically repartition the data center just like you can dynamically repartition computers today, such as Superdome and our other capability. So this partitioning is really important, to partition the data center, to be able to have all the flexibility we've got, to be able to have the different kinds of servers in there and be able to utilize them, will be really important.

So if you put this together, I too and my organization have been heavily involved with the integration capabilities and the activities that we've got underway. So in the case of product or go-to-market as it relates to the systems business, there is extensive work underway. There are dozens and dozens and dozens of people involved with this. This is being run by a person named Bo McBee from Compaq with my chief technology man named Ed Yang from my side who are involved with leading this effort. So we've got the teams -- composed of the go-to-market people, R&D, supply chain, IT, finance, all working together in harmony, people from HP, people from Compaq -- working to go forward and to build for the enterprise what -- taking the best of the two, and coming up with the unified roadmap that we want going ahead, whether it be in IT, whether it be in products, whatever.

So we have already decisions made around products, around how we're going to deal with customers in transitions, field and how we want the go-to-market to work. We have implementation plans with financials. We're trying to get together the playbook that we can give to the people when the Day One comes when the merger is completed and say this is what we go execute, here's what you go do.

We're doing that on the systems side. You can assume I'm doing the same thing on the PC side as we move ahead. I personally am involved in the systems side in the technology because the vision that I painted is one I absolutely believe with the deepest passion it's where it's going, and I want to make sure that as we put it together that we continue this as I pass off this part of my job to Peter Blackmore from Compaq [who] will be running this in the future, but I really believe we're doing tremendous work in this space.

As an example, if you look at it from the R&D viewpoint, we have highly complementary R&D. This is just a subset of areas that we've got underway, but it is to give you an idea of areas that we have focused on. Itanium activity. Both companies believe strongly that the Itanium architecture is the future. The ability to run, not only something like HP-UX, but Windows and Linux on the same platform is going to be stunning as we move ahead. Again, think of that data center, think of partitioning that data center and being able to dynamically change your machine. Man, it's awesome what you'll be able to do. So if you look at that, being able to really do a good Itanium server design is key. They've been working on that. We do too. We have ASIC work, chipset development underway. We just announced on Monday as an example, our one to four-way chip sets for the Itanium architecture. That can be leveraged into other parts of the business.

In the area of high performance server design, Superdome owns every benchmark known to man right now. TPC-C, TPC-H, 398,000 TPM-C, TPC-H, Amdocs, SAP -- it has all these benchmarks. It's done extremely well in the supercomputing arena and we don't even focus it there. There were only five companies in the top 500 in supercomputing that was using it, and now there's 153 using it as I speak, and we're now in second place in the supercomputing category.

Compaq has done a significant amount of work in the scientific and supercomputing arena that we can leverage to help us get even more breadth and be able to put these kinds of systems into other areas.

The areas around fault tolerance and work we've done there and partitioning capability we've got, I think, will make a huge difference that can be leveraged across the technology areas that we're putting together. The data center work that I talked about, the industry standard servers that Compaq invented in this space and has a tremendous amount of market share worldwide will be a huge value to us as we move ahead.

And lastly is this whole area of blades and blades architecture that's coming. It's a whole new arena for people to look at. I've got toys. I get to bring toys in my job which I love to do probably because I'm a product guy. So this here is a blade. So is this. This is for our blades product that we just launched, which you probably read about. It's a 38 slot product. A slot is one of these things. Six `u' high. Stands about this high. Front and back they go in there. You can put 48 of these in a two meter rack.

Now think of the other servers. This is a server, right here. It's got a hard disk on it. It's got a processor on it. This is a server, think of the size of this, how small that is relative to other servers you've seen. This server, when we launched it, runs Windows, it runs Linux. We're going to have a blade that's going to run HP-UX. You can imagine Itanium Processor Family (IPF) blades down the road. Remember that data center, see the density you get on these? This here is the ability, this is a switch blade, so you can plug switches into it, so it's another one that's there. We're building up a whole ecosystem of these kinds of things. This is like way cool. Look how small it is. But anyway, Wayman likes this kind of stuff too. He plays with it when I show it to him.

But if you look at it, there's a whole ecosystem that's building up around this. There's innovation here. Where there's innovation there's margin. There's capability here that people will really begin to appreciate as we move ahead -- the ability to run all these different operating systems. This blade, by the way, is about $1,900 dollars ($US), $1,900 dollars ($US), and there's big margin in it. The chassis and the blades, with a single blade in it, is around $7,000 dollars ($US), $7,400 dollars ($US). So it allows us to really get into a new world and to be able to leverage the strengths that both companies have as we move ahead.

And I'm talking about, these are industry standard blades. [We'd better] be moving on. I want to talk a little bit now about the PC business.

I believe strongly, and have for a number of years, that the PC business is a very good business for HP to be in. I've stated that for some time and I firmly believe that. It's probably controversial to say that, but I say that not because I'm going to be going to run the business again -- I ran it for a number years. Both Webb and I go way back on the PC business because we've been around for a long time. I happen to believe it is a good business.

You should know that HP's PC business has turned a profit ten of the last 14 quarters which is different than what other people say. We have done, I think, a good job in this business, and we can do even a better job as we move forward by utilizing the assets of both sides of the two companies.

I look at the business as a return on investment capital, return on an asset business, it's not a return on sales business. It's an return on invested capital (ROIC) business and it can be a good cash generator, and it's a good yardstick of what's going on in the market and in the capability that we can bring.

I think there are many things around the PC business that are vitally important to the systems business. There are many processes that you put in play in the PC business that have a way of migrating themselves into other aspects of the business. Processes like development and how you go about building a product, go-to-market capabilities, distribution capabilities like direct distribution and other areas like that.

There is a march of evolution, I call it, a march of technology evolution that's occurring. To imagine not that long ago that I would stand up here and hold up a server this weight and size, you can see there's a march of evolution. The PC business helps you stay in that march as we move ahead, and so it is a great business to be in because of what it can do there.

It also is quite complementary to other parts of HP, both the systems side, the services side with Ann, and also with VJ on hardcopy. We've seen in the past where an HP PC and a hardcopy -- HP hardcopy product -- together is more desirable than a mix/match, a mixed set of capability.

Also, I believe that working with the partners and all that through what we're doing on the retail side makes a lot of sense, and I think it also is the way for us to fight the front at the low price points. We've got to protect the low end. We cannot allow the low end to be [seceded] because what happens is the nose-into-the-tent syndrome will occur and the next thing the camel's in the tent with you. And we've got to make sure that we are able to do that.

But I say that saying that we have to do it financially, cost effectively. We have to be there. Bob has given me very clear instructions that we can't have a big ugly business. I think he got that from Lou Platt who told me that before when I took over the business, but I don't think ugly was the word. You can ask Bob what the real word was. I must not use that in public.

So [in] any case, it is a good business to be in. I think if you look at it, the group can do a very good job in this space. We are working quite diligently towards the goals that are up here, the 22 billion and three percent operating margin, and we are very, very actively involved to drive towards those goals.

I think if you look at our retail business and the great job that retail has done, pairing that with the capabilities that Compaq can bring in the commercial side, we have a really awesome combination.

Scale helps this business a lot in what you can get for component pricing, what you can get for factory utilization and how you can utilize the assets better, in channel, in development costs, just in numerous places with suppliers and partners. I think that scale here can play a huge role if properly managed.

Likewise, I also believe very strongly that the brand plays a very, very big role in this because as the pricing gets compressed, white-box [PCs] and people like that are going to continue to see erosion, and the people will go to the brand capability which will be offered to them. I'll give you another controversial statement in that there is growth opportunities in this business. We think traditionally of the static desktop that growth won't be very much and according to IDC, it's three percent looking over this year. But in other areas where you're building handheld devices or workstations or notebooks there is still a fair amount of growth.

If you remember not that long ago the people said that both Palm and Handspring were going to take over the world when it came to handheld devices like this here. What you find out is that Compaq and HP are the two that are doing quite well in this market today. A year later you'll find out that we're the two that are really making money and doing good in that business. So the world changes quite radically in this particular area.

In integration here, we're spending a lot of time on integration in this particular area also. All the product stuff I talked about for all the stuff on the systems side we're doing all of that. I took one of the guys out of his job and have him report to me as one of my general managers, Rich Archuleta, who ran the portable business for HP and of late has been running our industry standard server business.

From the Compaq side Alex Gruzen was taken out of his job. He ran their portable business, and the two of these guys have matched up and they're quite actively involved with dozens of people again in all the areas I talked about before whether they be R&D, supply chain, go-to-market. And we're doing a lot of work in this area as we look at not only product integration but what also is going to happen in the supply chain, in the direct model and other capability that we need to ensure that are in place on Day One.

These people are meeting daily on building the plan and putting the plan together with detailed plans and names and people and all that that we need to ensure a successful execution which we expect to have. We are making lots of great progress -- it's lots of hard work, but excellent progress has been made on this. Lots of work actually happening across the organizations. VJ and I spent a couple of hours on the phone night before last at about midnight talking to people back in California as we looked at his organization and mine and how they work together. So there's a huge amount of work that's going on not only in the organization itself but across organizations as we move ahead.

I can tell you that the people involved with this activity are very, very excited and from the PC side they honestly believe we have a chance to really go win in the marketplace and really kick some people around and that's what they want to go do. So we're very excited about that and what that can bring. I know one of the guys stopped in my office a week ago and said that he was, and I'll quote, "I'm pumped," he said. So very energized about what we're putting together here. So this is can be a good business, will be a good business, and it's one that is far, far from over and far from dead.

Another big myth is that there's no innovation left in this business. I don't agree with that at all. Not that long ago we came up with this concept in HP called the "e-PC." It's a machine that's about the size of a Webster's Dictionary, no fans and all this kind of capability. Everybody has copied that now, you see it in the marketplace.

I'm going to show you another one. This is a concept car. Remember you go to the automotive shows and you see concept cars, this is a concept PC. So let's start right there first of all. Looks like a pretty typical notebook. It's not. You got to turn it the right way. Now imagine if you wanted to give a presentation to somebody. You could sit there, you could have the presentation on here, keyboard is behind you, you can utilize that.

Imagine you would want to have a tablet. I call this a transformer -- that's not the code name for it, but kids have these transformer toys like the kids do, you know. That's what I call this thing. See here, now it's a tablet. But you can do more with it. You can take this back to your office and you can put it in a docking station. Notice the docking station? See here, the docking station, it's got all sorts of USB ports and all that to plug it in, see it sits in there. No wires, notice that? To use the mouse, the keyboard, no wires so you can put it in your office. You really would want to have one of these I know.

And then the next slide, but not only that, if you're in legal you can turn it this way, so you can go from landscape to portrait or back and when you leave you just take the machine out and you can take it with you. That's pretty good. This is innovation. And people say there's no innovation[left]. I don't agree. There's still things we can do. So lots of good innovation and we will continue to work on this capability so it's still possible in the business and I think it's going to be very exciting as we move ahead.

The last thing I want to do, I want Vyomesh Joshi (VJ) to come up here because VJ is my buddy in crime. VJ's a hardcopy guy but he does believe us computer guys know what we're doing. Jornada, right? You know these?

VJ: Of course.

DUANE: You probably could even use this. Camera. James Bond-type camera, right?

VJ: I'm sure you can find better content (referring to himself).

Duane: I had to get somebody up here to be my model. So look at this VJ. I just took his picture. There's your picture. Isn't that cool?

VJ:  (Laughs)

DUANE: So now we can take this picture and we can go to a printer with either Bluetooth or with 802.11b wireless and we can put this picture on that printer and print your picture. Now he would need a PC because we'd have to doctor it up a little bit, okay, but for most people we wouldn't have to do that.

VJ: I like the ink.

DUANE: I know you do. I know you do. So we fit together, all of us do, on how this stuff fits together. The PC fits a nice move in here because you can dock this to your PC, it'll email it to your friends. You can go and doctor it up like I said that he might want to do, or you can take it to the printer and print it. This stuff all fits together and it is really exciting to be able to work with him again in this particular area because I really think there's many things we're going to do together to move forward to help drive the printing thing higher and also the computing part of HP higher.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.